Exhibit 99.7

Second Quarterly Report

2015/16 Financial Update,

Economic Outlook

&

Six Month Financial Results

April — September 2015

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945— — Periodicals.*

3.  Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77             354.711’007231’05

TABLE OF CONTENTS

2015/16 Second Quarterly Report	November 24, 2015

Part One — Updated Financial Forecast

Introduction		1

Revenue		3

Expense		5
Consolidated Revenue Fund spending		5
Contingencies		6
Spending recovered from third parties		6
Operating transfers to service delivery agencies		6
Service delivery agency spending		6

Government employment (FTEs)		6

Provincial capital spending		6
Projects over $50 million		7

Provincial debt		8

Risks to the fiscal forecast		9

Supplementary schedules		9

Tables:
1.1	2015/16 Forecast Update	1
1.2	2015/16 Financial Forecast Changes	2
1.3	2015/16 Capital Spending Update	7
1.4	2015/16 Provincial Debt Update	8

Supplementary schedules
1.5	Operating Statement	10
1.6	Revenue by Source	11
1.7	Expense by Ministry, Program and Agency	12
1.8	Expense by Function	13
1.9	Material Assumptions — Revenue	14
1.10	Material Assumptions — Expense	19
1.11	Full-Time Equivalents	21
1.12	Capital Spending	21
1.13	Capital Expenditure Projects Greater Than $50 million	22
1.14	Provincial Debt	24
1.15	Statement of Financial Position	25

Part Two — Economic Review and Outlook

Summary		27

British Columbia outlook — comparison to private sector forecasts		27

Second Quarterly Report 2015/16

Table of Contents

British Columbia economic activity		28
Labour market		28
Consumer spending and housing		29
External trade and commodity markets		30

Risks to the economic outlook		32

External environment		32
United States		32
Canada		34
Europe		36
China		36
Financial markets		37
Exchange rate		38

Tables:
2.1	British Columbia Economic Indicators	28
2.2	Private Sector Canadian Interest Rate Forecasts	38
2.3	Private Sector Exchange Rate Forecasts	39

Topic Box:

Provincial Economic Accounts Update		40

Second Quarterly Report 2015/16

ii

PART ONE — UPDATED FINANCIAL FORECAST

2015/16 Second Quarterly Report	November 24, 2015

Introduction

Table 1.1 2015/16 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2015	Report	Report
Revenue	46,365	46,739	46,743
Expense	(45,831)	(46,212)	(46,228)
Surplus before forecast allowance	534	527	515
Forecast allowance	(250)	(250)	(250)
Surplus	284	277	265
Capital spending:
Taxpayer-supported capital spending	3,731	3,867	3,693
Self-supported capital spending	2,518	2,537	2,522
	6,249	6,404	6,215
Provincial Debt:
Taxpayer-supported debt	43,182	42,325	42,121
Self-supported debt	22,528	22,189	22,211
Total debt (including forecast allowance)	65,960	64,764	64,582

Taxpayer-supported debt to GDP ratio:
As previously forecast	17.4%	17.2%
Impact of Statistics Canada update	0.1%	0.1%
Restated and second quarter projections	17.5%	17.3%	17.2%
Taxpayer-supported debt to revenue ratio	95.4%	92.5%	92.1%

The second quarter fiscal outlook for 2015/16 forecasts a surplus of $265 million, a $12 million reduction from the projection in the first Quarterly Report. The revenue outlook is $4 million higher reflecting an increase in revenue from taxation sources, partially offset by reductions in natural resources, commercial Crown corporation net income and other taxpayer-supported revenue sources. The updated expense forecast is $16 million higher than in the first Quarterly Report, due mainly to higher refundable tax credit transfers partially offset by a downward revision to direct fire costs.

Chart 1.1 Operating changes from the first Quarterly Report

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.2 2015/16 Financial Forecast Changes

	($ millions)
2015/16 surplus — Budget 2015 (February 17, 2015)	284		284
2015/16 surplus — first Quarterly Report (September 15, 2015)		277

	Q1	Q2	Total
	Update	Update	Changes

Revenue changes:
Personal income tax — mainly higher 2014 tax assessments	246	(3)	243
Corporate income tax — changes in federal government instalments and prior-year adjustment, reflecting 2014 tax assessments	128	18	146
Provincial sales tax — higher 2014/15 actual and year-to-date results	40	(5)	35
Property transfer tax — stronger year-to-date sales results	200	150	350
Other taxation sources	(24)	—	(24)
Natural gas royalties — lower prices, partially offset by lower utilization of royalty programs	(124)	(35)	(159)
Coal, metals and minerals — mainly lower coal prices and production	(20)	—	(20)
Forests — higher Softwood Lumber Agreement border tax and logging tax revenue, partly offset by lower timber tenure stumpage rates	45	(38)	7
Other natural resources	4	(12)	(8)
Fees, investment earnings and miscellaneous sources — lower revenue from investment earnings and miscellaneous revenue partly offset by higher fee revenue	(50)	(17)	(67)
Health and social transfers — mainly changes in BC share of the total population and prior years entitlement	(11)	12	1
Other federal government transfers — mainly changes in transfers to taxpayer supported Crowns and SUCH sector entities	19	(13)	6
Commercial Crown agencies operating results:
ICBC — mainly increased claims costs	(101)	(98)	(199)
Other commercial Crown agencies changes	22	45	67
Total revenue changes	374	4	378
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Direct fire-fighting costs	317	(95)	222
Emergency program flood-related costs	13	3	16
Teachers’ Pension Plan liability adjustment	60	—	60
BC Training and Education Savings grant — higher anticipated eligibility	9	—	9
Elections BC	3	—	3
BC Timber Sales	—	6	6
Refundable tax credit transfers	65	97	162
Prior year liability adjustments	—	(13)	(13)
Management of public debt (net) — reflects lower interest rates and revisions to scheduled borrowing	(78)	(1)	(79)
Eliminations between appropriations and spending funded by third party recoveries	(38)	20	(18)
(Increase) decrease in operating transfers to service delivery agencies	(30)	(51)	(81)
Changes in spending profile of service delivery agencies:
School districts	(3)	—	(3)
Universities	23	—	23
Colleges	11	—	11
Health authorities and hospital societies	75	52	127
Other service delivery agencies	(46)	(2)	(48)
Total expense increases	381	16	397
Total changes	(7)	(12)	(19)
2015/16 surplus — first Quarterly Report	277
2015/16 surplus — second Quarterly Report		265	265

Second Quarterly Report 2015/16

Updated Financial Forecast

Projected total capital spending has decreased by $189 million, reflecting mainly project scheduling changes in the health and post-secondary sectors as well as timing adjustments to federal contributions for transportation projects.

The taxpayer-supported debt forecast is $204 million lower compared to the projection in the first Quarterly Report mainly due to improved cash flows from higher Consolidated Revenue Fund (CRF) revenues and reductions in capital financing requirements. Self-supported debt is $22 million higher due mainly to changes in timing of borrowing for power generation projects.

The taxpayer-supported debt to GDP ratio is now projected to be 17.2 per cent, 0.1 percentage point lower than the first Quarterly Report primarily due to the impact of lower direct operating debt. The ratio’s projections have been restated to reflect a 0.1 percentage point increase due to Statistics Canada’s revision of historical nominal GDP numbers. The debt to revenue ratio projection of 92.1 per cent has decreased by 0.4 percentage points, reflecting the impact of higher CRF revenues and the resulting positive impact on debt.

The forecast allowance has been left unchanged at $250 million, reflecting continuing volatility in some revenue sources (e.g. natural resource revenues and commercial Crown corporation net income) as well as downside risk to British Columbia’s economic outlook.

Revenue

Revenue for 2015/16 is forecast to be relatively unchanged at $46.7 billion compared to the projection in the first Quarterly Report. A higher forecast for taxation revenue is partly offset by expected reductions in natural resource revenues, commercial Crown corporation net income and other taxpayer-supported revenue sources.

Detailed revenue projections are disclosed in Table 1.6, and key assumptions and sensitivities relating to revenue are provided in Table 1.9. Major forecast changes from the first Quarterly Report include:

Chart 1.2 Revenue changes from the first Quarterly Report

Second Quarterly Report 2015/16

Updated Financial Forecast

Income tax revenue

Personal income tax revenue is forecast to be $3 million lower primarily due to the effects of weaker equity and financial markets on higher-income individuals. This is partly offset by stronger assessments of prior years’ taxes.

Corporate income tax revenue is up $18 million mainly due to higher federal government instalments, partially offset by weaker 2014 tax assessment results for BC corporations.

Consumption and other tax revenue

Property transfer tax revenue is up $150 million reflecting a strong year-to-date housing market and all other taxation revenues are down $5 million.

Natural resources revenue

Revenue from natural gas royalties is down $35 million mainly due to lower natural gas prices and production volumes, partially offset by lower utilization of royalty programs and infrastructure credits.

Forests revenue is down $38 million due to the effects of lower interior tenure stumpage rates, partially offset by higher harvest volumes and improved BC Timber Sales revenue.

Columbia River Treaty electricity sales revenue is down $12 million mainly due to a lower projection of Mid-Columbia electricity prices.

Other natural resource revenue is unchanged, as higher revenue from water resources is offset by lower petroleum royalties.

Other revenue

Revenue from other taxpayer-supported sources is down $17 million as lower miscellaneous revenues are partly offset by higher investment earning recoveries.

Federal government contributions

Federal government contributions are expected to be down $1 million as reduced transfers to taxpayer-supported Crown agencies are partly offset by the impacts of an improved BC population share on Canada Health and Social Transfer entitlements.

Commercial Crown corporations

The outlook for commercial Crown corporation net income is down $53 million from the first Quarterly Report. The decrease reflects a further reduction of $98 million to ICBC’s net income (adjusted to government’s fiscal year) mainly due to continuing increases in claims activity.

This is partially offset by a combined $45 million improvement in the net income projections of other commercial Crown corporations. Improvements include a $25 million increase for the Liquor Distribution Branch due to higher sales volumes across product lines, as well as an increase of $14 million in BC Lottery Corporation’s forecast net income primarily due to an improved gross margin (revenue less prizes and other direct costs). The remaining $6 million improvement mainly reflects better than expected results for the Transportation Investment Corporation.

Second Quarterly Report 2015/16

Updated Financial Forecast

Expense

At $46.2 billion, the government spending forecast for 2015/16 is $16 million higher compared to the projection in the first Quarterly Report. The change is primarily due to higher refundable tax credit transfers, partially offset by a downward adjustment to direct fire costs.

Chart 1.3 Expense changes from the first Quarterly Report

Consolidated Revenue Fund spending

Statutory spending is forecast to be $11 million higher than the first Quarterly Report, reflecting an increase in refundable tax credit payments resulting from higher film tax credits assessments ($97 million) and other increases ($9 million), partially offset by lower forecasted direct fire costs ($95 million) due to favourable late season weather conditions.

Other consolidated revenue fund spending is forecast to be $14 million lower due to reduced debt servicing costs resulting from lower debt levels and adjustments to prior year liabilities.

On November 10, 2015, Statistics Canada reported that BC’s real GDP growth rate for 2014 was 3.2 per cent. This growth rate is 0.9 percentage points higher than the Economic Forecast Council’s projection of 2.3 per cent that was included in Budget 2014. Consequently, under the Province’s Economic Stability Mandate (ESM), employees covered by ratified agreements reached under the ESM will be entitled to a wage increase equivalent to one-half of the positive difference (0.45 per cent) between the 2014 growth rate reported by Statistics Canada and the Economic Forecast Council forecast. Expected costs in 2015/16 from this change will be managed within the fiscal plan and ongoing costs in future years will be addressed as part of Budget 2016.

Second Quarterly Report 2015/16

Updated Financial Forecast

Contingencies

Budget 2015 included a Contingencies vote allocation of $350 million in 2015/16 to help manage unexpected costs and pressures as well as fund priority initiatives. This allocation is unchanged in the second Quarterly Report forecast.

Spending recovered from third parties

Spending funded by third parties are forecast to increase by $20 million primarily due to higher recovered interest from commercial Crowns corporations due to timing changes in debt.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecast to be $51 million higher mainly due to adjustments to projected health organization allocations in response to spending forecast changes noted below.

Service delivery agency spending

Service delivery agency spending forecast is $50 million higher than the projection in the first Quarterly Report:

•          Forecasted total spending for school districts and post-secondary institutions are unchanged from the first Quarterly Report.

•          Health authority and hospital society spending is forecast to be up $52 million, mainly due to revised estimates for staffing and operating costs incurred in support of the increasing demand for healthcare services delivered by these organizations.

•          Other service delivery agency spending is projected to decrease by $2 million.

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.10.

Government employment (FTEs)

The projection of government employment for 2015/16 has been increased by 380 FTEs from 26,620 to 27,000 since the first Quarterly Report based on government’s commitment to filling positions which are critical to front line service delivery, such as social workers and greater than previously forecast staffing requirements to fight forest fires. Further details on FTEs are provided in Table 1.11.

Provincial capital spending

Capital spending is projected to total $6.2 billion in 2015/16 — $189 million lower than the forecast in the first Quarterly Report (see Tables 1.3 and 1.12).

Taxpayer-supported capital spending is projected at $3.7 billion, $174 million lower than in the first Quarterly Report. This mainly reflects lower forecast spending on self-funded post-secondary institution projects, schedule adjustments for health projects, and changes to the timing of federal contributions to transportation projects.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.3 2015/16 Capital Spending Update

	($ millions)
2015/16 capital spending — Budget 2015 (February 17, 2015)	6,249		6,249
2015/16 capital spending — first Quarterly Report (September 15, 2015)		6,404

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Primarily higher routine capital maintenance spending by health authorities	109	—	109
Self-funded post-secondary institution spending	103	(29)	74
Lower BC Transit spending due to timing changes	(60)	—	(60)
Health project scheduling changes	—	(55)	(55)
Primarily timing of Federal contributions to transportation projects	—	(61)	(61)
Other net adjustments to capital project schedules	(16)	(29)	(45)
Total taxpayer-supported	136	(174)	(38)

Self-supported changes:
Project scheduling changes on the Port Mann Bridge/Highway 1	19	—	19
BC Lotteries — shift to operating expense reflecting revised technology solutions	—	(15)	(15)
Total self-supported	19	(15)	4
Total changes	155	(189)	(34)
2015/16 capital spending — first Quarterly Report	6,404
2015/16 capital spending — second Quarterly Report		6,215	6,215

At $2.5 billion, projected self-supported capital spending is $15 million lower than the first Quarterly Report forecast due to lower capital spending by BC Lotteries related to project costs shifting from capital to an operating expense as technology solutions change to software-as-a-service models or hosted-service solutions rather than in-house technologies.

Projects over $50 million

Capital spending projects with provincial contributions greater than $50 million are presented in Table 1.13. Since the first Quarterly Report the following changes have occurred:

•                  The Kitsilano Secondary School project is expected to be completed in 2017, reflecting the second phase of the project — an enhanced and seismically upgraded heritage structure. The project forecast increased by $1 million due to the addition of the project reserve, which had previously not been included.

•                  The overall cost for the Evergreen Line rapid transit project is unchanged; however, $4 million of capital costs have been reallocated to the P3 contract component of the project from direct procurement.

•                  BC Hydro’s Mica SF6 gas insulated switchgear replacement project forecast decreased by $8 million, reflecting lower costs to complete the project.

•                  BC Hydro’s Interior to Lower Mainland transmission line project forecast increased by $18 million, mainly due to higher transmission line and monitoring costs.

•                  BC Hydro’s Big Bend substation project forecast increased by $11 million, mainly due to design changes and increased construction costs.

•                  Columbia Power Corporation’s Waneta Dam power project costs have decreased by $5 million reflecting lower costs at the completion stage. The project is substantially complete and in service, with trailing costs remaining.

•                  The anticipated project cost for the capital portion of ICBC’s business transformation program has increased by $48 million, reflecting a reallocation of expense costs to capital spending. The overall program budget remains unchanged at $400 million.

Second Quarterly Report 2015/16

Updated Financial Forecast

In addition, the following projects were added during the second quarter:

•                   The $259 million Royal Columbian Hospital — Phase 1 project.

•                   The $59 million Highway 1 Widening and 216th Street Interchange project.

•                   The $57 million Natural Resource Permitting Project — Phase 1.

•                   BC Hydro’s $94 million Horne Payne Substation project.

•                   BC Hydro’s $63 million G.M. Shrum Units 1-10 Control System Upgrade project.

Provincial debt

The provincial debt, including the $250 million forecast allowance, is projected to total $64.6 billion by the end of the fiscal year — $182 million lower than the projection in the first Quarterly Report.

Table 1.4 2015/16 Provincial Debt Update

	($ millions)
2015/16 provincial debt — Budget 2015 (February 17, 2015)	65,960		65,960
2015/16 provincial debt — first Quarterly Report (September 15, 2015)		64,764

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Government operating:
– lower debt level from 2014/15	(161)	—	(161)
– higher opening cash balance	(421)	—	(421)
– improved CRF operating results and cash flows	(112)	(160)	(272)
– other changes	(51)	(16)	(67)
Total operating debt changes	(745)	(176)	(921)
Capital debt:
– Net reduction due to lower 2014/15 debt levels and timing changes	(125)	—	(125)
– lower contributions from external parties	108	7	115
– increase in internal financing	(95)	(35)	(130)
Total capital debt changes	(112)	(28)	(140)
Total taxpayer-supported	(857)	(204)	(1,061)
Self-supported changes:
– lower debt level from 2014/15	(388)	—	(388)
– change in capital spending	19	(15)	4
– decrease in internal financing	30	37	67
Total self-supported	(339)	22	(317)
Total changes	(1,196)	(182)	(1,378)
2015/16 provincial debt — first Quarterly Report	64,764
2015/16 provincial debt — second Quarterly Report		64,582	64,582

Taxpayer-supported debt is projected to be $42.1 billion — $204 million lower than the projection in the first Quarterly Report. The reduction reflects lower direct operating debt ($176 million), primarily due to anticipated improvement in CRF revenue and government’s cash management strategy initiatives.

The decrease in taxpayer-supported capital debt ($28 million) is mainly due to reduced capital financing requirements in the housing and transportation sectors — i.e. lower capital spending net of changes to contributions from external parties and internal financing of capital.

Second Quarterly Report 2015/16

Updated Financial Forecast

Lower taxpayer-supported debt projections results in a 0.1 percentage point reduction in the taxpayer-supported debt to GDP ratio compared to the first Quarterly Report. The ratio’s projections have been restated to reflect the impact of Statistics Canada recent revision to its historical nominal GDP data. The carry forward impact of the revision results in a 0.1 percentage point increase. As a result, the debt to GDP ratio for 2015/16 is now projected to be 17.2 per cent. Taxpayer-supported debt to revenue is also improved by 0.4 percentage points reflecting the double impact of higher CRF revenues and the resulting lower debt.

Self-supported debt is projected to be $22.2 billion — $22 million higher than the projection in the first Quarterly Report mainly due to changes in timing of borrowing for power generation projects.

Details on provincial debt are shown in Table 1.14.

Risks to the fiscal forecast

There are a number of risks and pressures to the fiscal plan including risks to the BC economic outlook, which are largely due to the continued uncertainty surrounding global economic activity. Forecasted revenues, expenditures, capital spending and debt are estimates based on a number of economic, financial and external factors. Variables will change throughout the year as new information becomes available, with potentially material impacts.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast. In addition, personal and corporate income tax assessments for the 2014 tax year will not be finalized until March 2016 and could result in further revenue and tax credit transfer spending adjustments.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster response represent the main spending risks.

In addition, capital spending and debt figures may be influenced by a number of factors including design development, procurement activity, weather, geotechnical conditions and interest rates. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Government will provide an update in the third Quarterly Report.

The potential fiscal impacts from these risks are mitigated by the $350 million Contingencies vote and the $250 million forecast allowance.

Supplementary schedules

The following tables provide the financial results for the six months ended September 30, 2015 and the 2015/16 full-year forecast.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.5 2015/16 Operating Statement

	Year-to-Date to September 30				Full Year
	2015/16			Actual	2015/16			Actual
($ millions)	Budget	Actual	Variance	2014/15	Budget	Forecast	Variance	2014/15
Revenue	23,072	23,450	378	22,818	46,365	46,743	378	46,122
Expense	(21,994)	(21,830)	164	(20,885)	(45,831)	(46,228)	(397)	(44,439)
Surplus before forecast allowance	1,078	1,620	542	1,933	534	515	(19)	1,683
Forecast allowance	—	—	—	—	(250)	(250)	—	—
Surplus	1,078	1,620	542	1,933	284	265	(19)	1,683
Accumulated surplus beginning of the year	2,602	3,252	650	1,346	2,602	3,252	650	1,346
Accumulated surplus before comprehensive income	3,680	4,872	1,192	3,279	2,886	3,517	631	3,029
Accumulated other comprehensive income from self-supported Crown agencies	15	(292)	(307)	324	30	(383)	(413)	223
Accumulated surplus end of period	3,695	4,580	885	3,603	2,916	3,134	218	3,252

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.6       2015/16 Revenue by Source

	Year-to-Date to September 30				Full Year
	2015/16			Actual	2015/16			Actual
($ millions)	Budget	Actual	Variance	2014/15	Budget	Forecast	Variance	2014/15
Taxation
Personal income	3,962	4,050	88	3,820	7,948	8,191	243	8,076
Corporate income	1,700	1,871	171	1,663	2,630	2,776	146	2,635
Sales [1]	3,069	3,077	8	2,961	5,970	6,005	35	5,762
Fuel	496	501	5	479	934	934	—	932
Carbon	563	555	(8)	558	1,261	1,216	(45)	1,198
Tobacco	407	401	(6)	401	770	755	(15)	752
Property	1,112	1,101	(11)	1,053	2,225	2,211	(14)	2,154
Property transfer	530	794	264	580	928	1,278	350	1,065
Insurance premium	230	254	24	229	460	510	50	482
	12,069	12,604	535	11,744	23,126	23,876	750	23,056
Natural resources
Natural gas royalties	170	101	(69)	335	344	185	(159)	493
Forests	318	435	117	303	835	842	7	754
Other natural resource [2]	762	801	39	831	1,578	1,550	(28)	1,690
	1,250	1,337	87	1,469	2,757	2,577	(180)	2,937
Other revenue
Medical Services Plan premiums	1,187	1,203	16	1,123	2,399	2,414	15	2,254
Other fees [3]	1,411	1,463	52	1,396	3,235	3,314	79	3,171
Investment earnings	612	574	(38)	575	1,137	1,112	(25)	1,203
Miscellaneous [4]	1,519	1,443	(76)	1,233	3,161	3,025	(136)	2,804
	4,729	4,683	(46)	4,327	9,932	9,865	(67)	9,432
Contributions from the federal government
Health and social transfers	3,071	3,069	(2)	2,912	6,142	6,143	1	5,827
Other federal contributions [5]	708	625	(83)	633	1,504	1,510	6	1,499
	3,779	3,694	(85)	3,545	7,646	7,653	7	7,326
Commercial Crown corporation net income
BC Hydro	118	133	15	165	653	653	—	581
Liquor Distribution Branch	459	518	59	515	881	925	44	935
BC Lotteries (net of payments to the federal government)	607	655	48	622	1,206	1,221	15	1,245
ICBC [6]	81	(165)	(246)	445	210	11	(199)	657
Transportation Investment Corporation (Port Mann)	(48)	(38)	10	(38)	(101)	(96)	5	(89)
Other [7]	28	29	1	24	55	58	3	42
	1,245	1,132	(113)	1,733	2,904	2,772	(132)	3,371
Total revenue	23,072	23,450	378	22,818	46,365	46,743	378	46,122

1     Includes provincial sales tax and social services tax/hotel room tax related to prior years.

2     Columbia River Treaty, other energy and minerals, water rental and other resources.

3     Post-secondary, healthcare-related, motor vehicle, and other fees.

4     Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6     Amount represent ICBC’s earnings during government’s fiscal year.

7     Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions self-supported subsidiaries.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.7 2015/16 Expense by Ministry, Program and Agency 1

	Year-to-Date to September 30				Full Year
	2015/16			Actual	2015/16			Actual
($ millions)	Budget	Actual	Variance	2014/15 [2]	Budget	Forecast	Variance	2014/15 [2]
Office of the Premier	5	5	—	5	9	9	—	8
Aboriginal Relations and Reconciliation	43	56	13	44	87	87	—	84
Advanced Education	958	949	(9)	962	1,961	1,961	—	2,007
Agriculture	48	37	(11)	46	80	80	—	78
Children and Family Development	669	659	(10)	648	1,379	1,379	—	1,338
Community, Sport and Cultural Development	167	189	22	166	228	228	—	222
Education	2,818	2,814	(4)	2,556	5,498	5,507	9	5,395
Energy and Mines	12	13	1	13	28	28	—	30
Environment	67	73	6	63	150	150	—	133
Finance	93	97	4	100	220	280	60	247
Forests, Lands and Natural Resource Operations	298	471	173	442	608	836	228	836
Health	8,586	8,461	(125)	8,180	17,444	17,444	—	16,934
International Trade	26	26	—	25	49	49	—	33
Jobs, Tourism and Skills Training	98	103	5	94	196	196	—	196
Justice	567	565	(2)	550	1,142	1,142	—	1,115
Natural Gas Development	256	219	(37)	197	444	444	—	401
Small Business and Red Tape Reduction	1	1	—	1	3	3	—	3
Social Development and Social Innovation	1,286	1,303	17	1,266	2,594	2,594	—	2,529
Technology, Innovation and Citizens’ Services	237	239	2	232	493	493	—	452
Transportation and Infrastructure	425	423	(2)	412	844	860	16	853
Total ministries and Office of the Premier	16,660	16,703	43	16,002	33,457	33,770	313	32,894
Management of public funds and debt	641	590	(51)	604	1,267	1,188	(79)	1,198
Contingencies	—	2	2	—	350	350	—	264
Funding for capital expenditures	295	238	(57)	278	1,001	886	(115)	860
Refundable tax credit transfers	486	495	9	388	975	1,137	162	864
Legislative and other appropriations	65	59	(6)	57	133	136	3	125
Subtotal	18,147	18,087	(60)	17,329	37,183	37,467	284	36,205
Elimination of transactions between appropriations [3]	(8)	(8)	—	(8)	(20)	(16)	4	(17)
Prior year liability adjustments	—	(4)	(4)	(6)	—	(13)	(13)	(130)
Consolidated revenue fund expense	18,139	18,075	(64)	17,315	37,163	37,438	275	36,058
Expenses recovered from external entities	1,279	1,288	9	1,211	2,675	2,658	(17)	2,668
Funding provided to service delivery agencies	(10,945)	(11,063)	(118)	(10,428)	(22,477)	(22,448)	29	(21,734)
Total direct program spending	8,473	8,300	(173)	8,098	17,361	17,648	287	16,992
Service delivery agency expense
School districts	2,543	2,579	36	2,074	5,786	5,783	(3)	5,339
Universities	2,034	1,991	(43)	1,970	4,252	4,275	23	4,119
Colleges and institutes	528	535	7	538	1,130	1,141	11	1,151
Health authorities and hospital societies	6,593	6,625	32	6,450	13,446	13,573	127	13,154
Other service delivery agencies	1,823	1,800	(23)	1,755	3,856	3,808	(48)	3,684
Total service delivery agency expense	13,521	13,530	9	12,787	28,470	28,580	110	27,447
Total expense	21,994	21,830	(164)	20,885	45,831	46,228	397	44,439

1     Reflects government’s re-organization effective July 30, 2015.

2     Restated to reflect government’s current accounting policies.

3     Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.8          2015/16 Expense By Function

	Year-to-Date to September 30				Full Year
	2015/16			Actual	2015/16			Actual
($ millions)	Budget	Actual	Variance	2014/15 [1]	Budget	Forecast	Variance	2014/15 [1]
Health:
Medical Services Plan	2,052	2,041	(11)	1,968	4,282	4,282	—	4,136
Pharmacare	573	653	80	563	1,144	1,144	—	1,120
Regional services	6,387	6,235	(152)	6,152	12,849	12,866	17	12,410
Other healthcare expenses [2]	380	327	(53)	341	786	791	5	704
	9,392	9,256	(136)	9,024	19,061	19,083	22	18,370
Education:
Elementary and secondary	2,704	2,696	(8)	2,336	6,259	6,259	—	6,064
Post-secondary	2,588	2,573	(15)	2,513	5,454	5,478	24	5,349
Other education expenses [3]	151	131	(20)	167	477	476	(1)	414
	5,443	5,400	(43)	5,016	12,190	12,213	23	11,827
Social services:
Social assistance [2,3]	788	807	19	803	1,605	1,605	—	1,589
Child welfare [2]	637	631	(6)	543	1,258	1,258	—	1,129
Low income tax credit transfers	123	123	—	124	245	245	—	248
Community living and other services	442	445	3	421	901	904	3	881
	1,990	2,006	16	1,891	4,009	4,012	3	3,847
Protection of persons and property	731	700	(31)	686	1,423	1,447	24	1,451
Transportation	842	802	(40)	766	1,713	1,709	(4)	1,608
Natural resources and economic development	919	1,096	177	1,026	1,867	2,256	389	2,191
Other	711	649	(62)	592	1,290	1,258	(32)	1,288
Contingencies	—	—	—	—	350	350	—	—
General government	705	664	(41)	640	1,280	1,351	71	1,359
Debt servicing	1,261	1,257	(4)	1,244	2,648	2,549	(99)	2,498
Total expense	21,994	21,830	(164)	20,885	45,831	46,228	397	44,439

1     Restated to reflect government’s current organization and accounting policies.

2   Payments for healthcare services by the Ministry of Social Development and Social Innovation and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3     Payments for training costs by the Ministry of Social Development and Social Innovation made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.9  2015/16 Material Assumptions — Revenue

	Budget	First	Second
Revenue Source and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2015/16 Sensitivities
Personal income tax	$7,948	$8,194	$8,191
Current calendar year assumptions
Household income growth	3.5%	3.1%	3.1%	+/- 1% point change in 2015 BC household income growth equals +/- $70 to $100 million
Compensation of employees growth	3.7%	3.2%	3.2%
Tax base growth	3.4%	2.6%	1.4%
Average tax yield	5.29%	5.30%	5.32%
Current-year tax	$7,713	$7,818	$7,756
Prior year’s tax assessments	$327	$327	$350
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-140	$-147	$-147
Non-Refundable BC tax credits	$-66	$-75	$-89
Policy neutral elasticity *	1.1	1.0	0.6	+/- 0.5 change in 2015 BC policy neutral elasticity equals +/- $120 to $130 million
Fiscal year assumptions
Prior-year adjustment	—	$159	$205

2014 Tax-year	2014 Assumptions
Household income growth	3.0%	3.1%	3.2%

+/- 1% point change in 2014 BC household or taxable income growth equals +/- $90 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$70 to $80 million base change in 2015/16

Tax base growth	1.6%	3.9%	3.9%
Average 2014 tax yield	5.25%	5.26%	5.26%
2014 tax	$7,399	$7,560	$7,560
2013 & prior year’s tax assessments	$317	$317	$370
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-133	$-140	$-140
Non-refundable BC tax credits	$-66	$-84	$-78
Policy neutral elasticity *	0.9	1.5	1.3

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$2,630	$2,758	$2,776
Components of revenue (fiscal year)
Instalments - subject to general rate	$2,436	$2,374	$2,482
Instalments - subject to small business rate	$285	$278	$290
Non-refundable BC tax credits	$-105	$-78	$-90
Advance instalments	$2,616	$2,574	$2,682
International Business Activity Act refunds	$-20	$-20	$-20
Prior-year adjustment	$34	$204	$114
Current calendar year assumptions
National tax base ($ billions)	$287.2	$281.6	$290.3	+/- 1% change in the 2015 national tax base equals +/- $20 to $30 million
BC instalment share of national tax base	11.5%	11.5%	11.5%
Effective tax rates (general/small business)	11.0 / 2.5	11.0 / 2.5	11.0 / 2.5
Share of the BC tax base subject to small business rate	34.0%	34.0%	34.0%	+/- 1% point change in the 2015 small business share equals -/+ $20 to $30 million
BC tax base growth (post federal measures)	4.6%	0.2%	0.3%
BC net operating surplus growth	3.3%	-1.8%	-1.8%

2014 Tax-year	2014 Assumptions			+/- 1% change in the 2014 BC tax base equals +/- $30 to $40 million in 2015/16
BC tax base growth (post federal measures)	5.3%	11.3%	8.1%
BC net operating surplus growth	5.3%	5.9%	8.4%
Gross 2014 tax	$2,664	$2,814	$2,734
Prior-year adjustments	$34	$204	$114
Prior years losses/gains (included in above)	$-40	$-40	$-40
Non-refundable BC tax credits	$-97	$-77	$-86

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the BC net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2015/16 instalments from the federal government reflects two-third of payments related to the 2015 tax year (paid during Apr-July 2015 and adjusted in Sept and Dec) and one-third of 2016 payments. Instalments for the 2015 (2016) tax year are based on BC’s share of the national tax base for the 2013 (2014) tax year and a forecast of the 2015 (2016) national tax base. BC’s share of the 2013 national tax base was 11.45%, based on tax assessments as of December 31, 2014. Cash adjustments for any under/over payments from the federal government in respect of 2014 will be received/paid on March 31, 2016.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.9  2015/16 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2015/16 Sensitivities
Provincial sales tax	$5,970	$6,010	$6,005
Provincial sales tax base growth (fiscal year)	4.1%	5.2%	5.2%	+/- 1% point change in the 2015 consumer expenditure growth equals up to +/- $30 million
Calendar Year
Nominal consumer expenditure	4.3%	4.8%	4.8%
Nominal business investment	3.9%	5.2%	5.2%
Other expenditures	5.8%	2.8%	2.8%
Components of Provincial sales tax revenue				+/- 1% point change in the 2015 busines investment growth equals up to +/- $10 million
Consolidated Revenue Fund	$5,963	$6,003	$5,998
BC Transportation Financing Authority	$7	$7	$7
Fuel and carbon taxes	$2,195	$2,150	$2,150
Calendar Year
Real GDP	2.3%	2.0%	2.0%
Gasoline volumes	0.0%	0.0%	0.0%
Diesel volumes	2.0%	2.0%	2.0%
Natural gas volumes	2.3%	2.0%	2.0%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢	7.67 ¢

Carbon tax revenue	$1,261	$1,216	$1,216

Components of fuel tax revenue
Consolidated Revenue Fund	$509	$509	$509
BC Transit	$12	$12	$12
BC Transportation Financing Authority	$413	$413	$413
	$934	$934	$934
Property taxes	$2,225	$2,211	$2,211
Calendar Year
Consumer Price Index	1.6%	1.1%	1.1%	+/- 1% point change in new construction & inflation growth equals up to +/- $35 million in residential property taxation revenue
Housing starts	27,598	29,000	29,000
Home owner grants (fiscal year)	$825	$801	$801
Components of revenue
Residential (net of home owner grants)	$763	$766	$766
Non-residential	$1,166	$1,151	$1,151	+/- 1% change in 2015 total business property assessment value equals up to +/- $20 million in non-residential property taxation revenue
Rural area	$91	$95	$95
Police	$34	$34	$34
BC Assessment Authority	$85	$85	$85
BC Transit	$86	$80	$80
Other taxes	$2,158	$2,393	$2,543
Calendar Year
Population	1.2%	1.2%	1.2%
Consumer Price Index	1.6%	1.1%	1.1%
Housing starts	-2.7%	2.3%	2.3%
Real GDP	2.3%	2.0%	2.0%
Nominal GDP	3.8%	3.1%	3.1%

Components of revenue
Property transfer	$928	$1,128	$1,278
Tobacco	$770	$755	$755
Insurance premium and other	$460	$510	$510

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.9  2015/16 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2015/16 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other	$1,456	$1,328	$1,271
Natural gas price				+/- $0.50 change in the natural gas price equals
Plant inlet, $Cdn/gigajoule	$2.09	$1.69	$1.58
Sumas, $US/ MMBtu	$3.20	$2.58	$2.55

+/- $175 million, including impacts on production volumes and royalty program credits, but excluding any changes from byproducts revenue (e.g. butane, ethane, propane) Sensitivities can also vary significantly at different price levels.

Natural gas production volumes
Billions of cubic metres	44.4	44.4	44.0
Petajoules	1,760	1,761	1,746
Annual per cent change	7.3%	3.0%	2.1%

Oil price ($US/bbl at Cushing, Ok)	$45.00	$50.00	$50.00

Auctioned land base (000 hectares)	150	60	76
Average bid price/hectare ($)	$1,000	$196	$183	+/- 1% change in natural gas volumes equals +/- $3 million on natural gas royalties
Cash sales of Crown land tenures	$150	$12	$14
Metallurgical coal price ($US/tonne, fob west coast)	$128	$104	$99
Copper price ($US/lb)	$3.02	$2.75	$2.56

Annual electricity volumes set by treaty	4.1	4.1	4.1	+/- 1 cent change in the exchange rate equals +/- $30 million on natural gas royalties
(million mega-watt hours)
Mid-Columbia electricity price	$28	$31	$28
($US/mega-watt hour)				+/- 10% change in the average Mid-Columbia electricity price equals +/- $13 million
Exchange rate (US¢/ Cdn$, calendar year)	85.3	79.5	78.2
Components of revenue
Natural gas royalties	$344	$220	$185
Bonus bids, fees and rentals	$784	$766	$767

+/- US$10 change in the average Metallurgical coal price equals +/- $30 to $40 million Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Petroleum royalties	$47	$59	$50
Columbia River Treaty electricity sales	$117	$145	$133
Coal	$67	$47	$49
Minerals, metals and other	$41	$41	$39
Oil and Gas Commission fees and levies	$56	$50	$48

Royalty programs and infrastructure credits
Deep drilling	$-273	$-224	$-198
Road and pipeline infrastructure	$-107	$-88	$-86
Total	$-380	$-312	$-284
Implicit average natural gas royalty rate	9.4%	7.4%	6.7%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.9  2015/16 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2015/16 Sensitivities
Forests	$835	$880	$842
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $100 to $120 million
SPF 2x4 ($US/1000 bd ft)	$344	$300	$281
Random Lengths Composite
($US/thousand board feet)	$369	$340	$324
Pulp ($US/tonne)	$888	$869	$859	+/- US$50 change in pulp price equals +/-$5 to $10 million
Coastal log ($Cdn/cubic metre);
Vancouver Log Market)	$94	$98	$107	+/- Cdn$10 change in average log price equals +/-$10 to $20 million

Fiscal Year Trade Assumptions
Export tax rate (effective rate)	0.8%	4.8%	4.7%
Lumber shipments and consumption (billion board feet)				+/- 1 cent change in exchange rate equals
U.S. lumber consumption	41.3	41.8	41.8
BC surge trigger volumes	8.8	8.9	8.9	+/- $15 to $20 million on stumpage revenue
BC lumber exports to US	7.0	7.1	7.1
				+/- 10% change in Interior harvest volumes equals
Crown harvest volumes (million cubic metres)
Interior	48.9	46.5	48.8	+/- $50 to $60 million
Coast	14.1	13.5	12.7	+/- 10% change in Coastal harvest volumes equals
Total	63.0	60.0	61.5
BC Timber Sales (included in above)	11.4	11.0	11.7	+/- $8 to $12 million

Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	$11.80	$11.74	$10.74

Components of revenue				The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in softwood lumber border tax revenues
Tenures	$517	$470	$405
BC Timber Sales	$248	$256	$277
Federal border tax (SLA 2006 )	$0	$64	$71
Logging tax	$25	$45	$44
Other CRF revenue	$20	$20	$20
Recoveries	$25	$25	$25

Other natural resources	$466	$454	$464
Components of revenue
Water rental and licences*	$395	$383	$392
Recoveries	$50	$50	$50
Angling and hunting permits and licences	$10	$10	$11
Recoveries	$11	$11	$11

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$9,932	$9,882	$9,865
Components of revenue
Fees and licences				+/- 1% point change in BC’s population growth equals
Medical Services Plan (MSP) premium	$2,399	$2,399	$2,414
Consolidated Revenue Fund	$2,315	$2,315	$2,330	+/- $10 to $20 million on MSP premium revenue MSP rates are assumed to increase 4 percent annually
MSP recoveries	$84	$84	$84
Motor vehicle licences and permits	$516	$522	$521
Other Consolidated Revenue Fund	$381	$400	$379
Summary consolidation eliminations	$-16	$-15	$-15
Other recoveries	$105	$105	$105
Crown corporations and agencies	$109	$110	$111
Post-secondary education fees	$1,612	$1,645	$1,645
Other healthcare-related fees	$348	$355	$356
School Districts	$180	$212	$212
Investment earnings
Consolidated Revenue Fund	$74	$55	$43
Fiscal agency loans & sinking funds earnings	$944	$908	$929
Summary consolidation eliminations	$-53	$-49	$-50
Crown corporations and agencies	$21	$29	$33
SUCH sector agencies	$151	$157	$157
Sales of goods and services	$935	$921	$924
Miscellaneous	$2,226	$2,128	$2,101

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.9  2015/16 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2015/16 Sensitivities
Health and social transfers	$6,142	$6,131	$6,143
National Cash Transfers
Canada Health Transfer (CHT)	$34,026	$34,026	$34,026	+/- 0.1% point change in BC’s population share equals
Canada Social Transfer (CST)	$12,959	$12,959	$12,959
BC share of national population (June 1)	13.06%	13.06%	13.07%	+/- $45 to $50 million
BC health and social transfers revenue
CHT	$4,443	$4,443	$4,446
CST	$1,692	$1,692	$1,693
Prior-year adjustments	—	$-11	$-3
Health deferral
Medical Equipment Trust	$7	$7	$7

Other federal contributions	$1,504	$1,523	$1,510
Components of revenue
Disaster Financial Assistance	$8	$8	$8
Other Consolidated Revenue Fund	$136	$136	$137
Labour Market Development Agreement	$300	$300	$300
Labour Market and Skills Training Program	$77	$77	$77
Family Support and Children in Care	$49	$49	$49
Emergency Management	$5	$5	$5
Other recoveries	$110	$110	$110
Crown corporations and agencies	$230	$244	$230
Post-secondary institutions	$506	$503	$503
Other SUCH sector agencies	$83	$91	$91
Service delivery agency direct revenue	$6,311	$6,378	$6,371
School districts	$527	$550	$550
Post-secondary institutions	$3,144	$3,195	$3,195
Health authorities and hospital societies	$1,091	$1,075	$1,085
BC Transportation Financing Authority	$504	$504	$495
Other service delivery agencies	$1,045	$1,054	$1,046
Commercial Crown corporation net income	$2,904	$2,825	$2,772
BC Hydro	$653	$653	$653
reservoir water inflows	100%	93%	88%	+/-1% in hydro generation = +/-$10 million

mean gas price	3.82	2.56	2.56	+/-10% = -/+$1 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	32.22	26.76	28.34	+/-10% change in electricity trade margins = +/-$10 million
(Mid-C, $US/MWh)
ICBC	$210	$109	$11
vehicle growth	+1.7%	+2.4%	+3.0%	+/-1% = +/-$44 million
current claims cost percentage change	+2.2%	+9.2%	+10.0%	+/-1% = -/+$37 million
unpaid claims balance	$8.6 billion	$8.9 billion	$9.0 billion	+/-1% = -/+$82 to $90 million
investment return	3.0%	5.9%	6.1%	+/-1% return = +/-$141 to $146 million
loss ratio	86.6%	94.9%	97.6%

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.10  Material Assumptions — Expense

	Budget	First	Second
Ministry Programs and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	Sensitivities 2015/16
Advanced Education	1,961	1,961	1,961
Student spaces in public institutions	201,256	201,256	201,256	The number of student spaces may vary depending on the financial and other policies of post-secondary institutions.

(# FTEs)
Children and Family Development	1,379	1,379	1,379
Average children-in-care caseload (#)	8,250	8,250	8,250

Caseload is expected to remain stable between 15/16 and 17/18. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $2 million (excluding Delegated Aboriginal Agencies).

Average annual residential cost per child in care ($)	40,500	40,500	40,500

Education	5,498	5,498	5,507
Public School Enrolment (# of FTEs)	537,377	536,443	536,443	Enrolment figures are based on BC Stats and school district enrollment trends, to which the ministry has added forecasts for distributed learning, adult education and summer learning.
School age (K—12)	515,380	514,730	514,730
Distributed Learning (online)	11,743	11,743	11,743
Summer	6,658	6,658	6,658
Adults	3,596	3,212	3,212
				Summer Learning was affected by the teachers’ job action in 2014/15, but is returning to full operation in 2015/16 and subsequent years.
Forests, Lands and Natural Resource Operations	608	925	836
BC Timber Sales	165	165	171

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	63	380	285	Over the past several years, Direct Fire Fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.

Health	17,444	17,444	17,444
Pharmacare	1,103	1,103	1,103	A 1% change in utilization or prices affects costs by approximately $10 million.

Medical Services Plan (MSP)	4,117	4,117	4,117	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.

Regional Services	11,949	11,949	11,949
Justice	1,142	1,142	1,142
New cases filed/processed	270,000	270,000	270,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputes which would go to court for resolution.

(# for all courts)

Crown Proceeding Act (CPA)	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.

Policing, Victim Services and Corrections	617	617	617	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.10  Material Assumptions — Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	2015	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	Sensitivities 2015/16
Social Development and Social Innovation	2,594	2,594	2,594
Temporary Assistance annual average caseload (#)	40,700	40,700	40,700

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in Temporary Assistance will affect expenditures by approximately $3.2 million annually.

Disability Assistance annual average caseload (#)	94,500	94,500	94,500

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in Disability Assistance will affect expenditures by approximately $9.8 million annually

Adult Community Living:
Developmental Disabilities Programs

The adult community living caseload is sensitive to an aging population and to the level of service required. For example, residential care is significantly more costly than day programs. A 1% increase in the caseload can increase expenditures by between $7.6 and $7.9 million annually.

Average caseload (#)	17,200	17,200	17,200
Average cost per client ($)	44,900	44,900	44,900
Personal Supports Initiative
Average caseload (#)	1,020	1,020	1,020
Average cost per client ($)	20,890	20,890	20,890
Transportation and Infrastructure	844	857	860
Emergency Program Act (EPA)	15	28	31	The number and severity of natural disasters.
Tax Transfers	975	1,040	1,137
Individuals	459.0	483.0	495.0
Low Income Climate Action	195.0	195.0	195.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	146.0	146.0	146.0
Sales Tax	50.0	50.0	50.0
Small Business Venture Capital	25.0	25.0	20.0
BC Senior’s Home Renovation	2.0	2.0	2.0
Other tax transfers to individuals	40.8	64.8	81.8
Family Bonus Program	0.2	0.2	0.2
Corporations	516.0	557.0	642.0
Film and Television	80.0	80.0	114.0
Production Services	252.5	320.0	400.0
Scientific Research & Experimental
Development	68.0	52.3	54.5
Interactive Digital Media	50.0	40.0	40.0
Mining Exploration	50.0	50.0	25.0
Other tax transfers to corporations	15.5	14.7	8.5

2015/16 tax transfer forecasts incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,267	1,189	1,188
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $23.5 million; $100 million increase in debt level equals $2.1 million.
Short-term	1.29%	0.68%	0.58%
Long-term	3.52%	2.67%	2.57%
CDN/US exchange rate (cents)	117.8	127.2	130.6

Service delivery agency net spending	6,042	6,123	6,181
School districts	325	326	341
Post-secondary institutions	3,017	3,099	3,091
Health authorities and hospital societies	709	716	767
BC Transportation Financing Authority	1,106	1,088	1,088
Other service delivery agencies	885	894	894

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.11 2015/16 Full-Time Equivalents (FTEs) 1

	2015/16			Actual
FTEs	Budget	Forecast	Variance	2014/15
Ministries and special offices (consolidated revenue fund)	26,500	27,000	500	26,679
Service delivery agencies [2]	4,821	4,821	—	4,798
Total FTEs	31,321	31,821	500	31,477

1     Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2     Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.12 2015/16 Capital Spending

	Year-to-Date to September 30				Full Year
	2015/16			Actual	2015/16			Actual
($ millions)	Budget	Actual	Variance	2014/15	Budget	Forecast	Variance	2014/15
Taxpayer-supported
Education
School districts	241	234	(7)	230	481	467	(14)	420
Post-secondary institutions	346	247	(99)	248	691	765	74	718
Health	492	284	(208)	309	983	1,037	54	900
BC Transportation Financing Authority	471	526	55	547	941	885	(56)	822
BC Transit	60	34	(26)	31	119	62	(57)	83
Government operating (ministries)	171	86	(85)	107	392	390	(2)	326
Other [1]	63	76	13	63	124	87	(37)	138
Total taxpayer-supported	1,844	1,487	(357)	1,535	3,731	3,693	(38)	3,407
Self-supported
BC Hydro	1,200	974	(226)	960	2,234	2,234	—	2,169
Columbia River power projects [2]	12	7	(5)	11	24	24	—	28
Transportation Investment Corporation (Port Mann)	18	16	(2)	49	16	35	19	76
BC Rail	3	2	(1)	2	5	5	—	5
ICBC	59	49	(10)	40	115	115	—	88
BC Lottery Corporation	45	24	(21)	31	90	75	(15)	69
Liquor Distribution Branch	16	6	(10)	7	34	34	—	25
Other [3]	—	—	—	—	—	—	—	28
Total self-supported	1,353	1,078	(275)	1,100	2,518	2,522	4	2,488
Total capital spending	3,197	2,565	(632)	2,635	6,249	6,215	(34)	5,895

1       Includes BC Housing Management Commission, Provincial Rental Housing Corporation and other service delivery agencies.

2       Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3       Includes post-secondary institutions self-supported subsidiaries.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2015/16 first Quarterly Report released on September 15, 2015.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2015	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
		Taxpayer-supported
School districts
Centennial Secondary	2015	29	32	61	61	—	—	—
Oak Bay Secondary [2]	2015	48	4	52	50	—	—	2
Kitsilano Secondary	2017	35	30	65	61	—	—	4
Belmont Secondary [2]	2015	52	4	56	30	—	—	26
Clayton North Secondary	2017	2	53	55	45	—	—	10
Seismic mitigation program	2023	59	1,241	1,300	1,300	—	—	—
Total school districts		225	1,364	1,589	1,547	—	—	42
Post-secondary institutions
Emily Carr University of Art and Design — Campus redevelopment at Great Northern Way
– Direct procurement	2017	14	49	63	42	—	—	21
– P3 contract	2017	7	53	60	—	60	—	—
Total post secondary institutions		21	102	123	42	60	—	21
Health facilities
Northern Cancer Control Strategy [2]
– Direct procurement	2014	29	1	30	27	—	—	3
– P3 contract	2012	71	—	71	54	17	—	—
Lions Gate Hospital (Mental Health) [2]
Redevelopment	2014	47	15	62	38	—	—	24
Lakes District Hospital [2]	2015	48	7	55	46	—	—	9
Queen Charlotte/Haida Gwaii Hospital	2016	26	24	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2016	140	54	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital	2016	22	58	80	47	—	—	33
North Island Hospitals
– Direct procurement	2017	21	105	126	73	—	—	53
– P3 contract	2017	231	249	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2017	122	126	248	213	—	—	35
– P3 contract	2015	127	6	133	4	79	—	50
Vancouver General Hospital — Joseph and Rosalie Segal Family Health Centre	2017	19	63	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	78	231	309	177	—	—	132
– P3 contract	2017	116	253	369	168	187	—	14
Penticton Regional Hospital — Patient Care Tower	2019	2	323	325	168	—	—	157
Clinical and systems transformation	2023	134	346	480	480	—	—	—
Royal Columbian Hospital	2019	—	259	259	250	—	—	9
Total health facilities		1,551	2,120	3,671	2,206	694	—	771
Transportation
Evergreen Line Rapid Transit
– Direct procurement	2016	295	236	531	316	—	74	141
– P3 contract	2016	757	143	900	—	270	350	280
Highway 1 widening and 216th Street Interchange	2018	—	59	59	23	—	22	14
Highway 1 — Admirals Road/McKenzie Avenue Interchange	2019	—	85	85	52	—	33	—
Total transportation		1,052	523	1,575	391	270	479	435

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1 (continued )

Note: Information in bold type denotes changes from the 2015/16 first Quarterly Report released on September 15, 2015.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2015	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Other taxpayer-supported
Single Room Occupancy Hotel renewal initiative
– Direct procurement	2016	13	12	25	23	—	2	—
– P3 contract	2016	99	19	118	—	91	27	—
Okanagan Correctional Centre
– Direct procurement	2016	56	35	91	91	—	—	—
– P3 contract	2016	70	59	129	8	121	—	—
Natural Resource Permitting Project	2018	26	31	57	57	—	—	—
Total other		264	156	420	179	212	29	—
Total taxpayer-supported		3,113	4,265	7,378	4,365	1,236	508	1,269
Transportation
Port Mann Bridge / Highway 1	2017	3,291	28	3,319	3,319	—	—	—
Power generation and transmission
BC Hydro
– Vancouver City Central transmission [2]	2014	172	—	172	172	—	—	—
– Mica SF6 gas insulated switchgear replacement [2]	2014	179	12	191	191	—	—	—
– Northwest transmission line [2]	2014	688	28	716	329	—	130	257
– Iskut extension project [2]	2014	167	2	169	110	—	—	59
– Merritt area transmission	2015	52	13	65	65	—	—	—
– Smart metering and infrastructure program	2015	751	179	930	930	—	—	—
– Interior to Lower Mainland transmission line	2015	685	58	743	743	—	—	—
– GM Shrum units 1 to 5 turbine replacement	2015	163	109	272	272	—	—	—
– Surrey area substation project	2015	63	31	94	94	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade	2015	102	21	123	123	—	—	—
– Upper Columbia capacity additions at Mica units 5 and 6 project	2015	542	172	714	714	—	—	—
– Long Beach area reinforcement	2015	34	22	56	56	—	—	—
– Dawson Creek/Chetwynd area transmission [2]	2016	270	26	296	296	—	—	—
– Big Bend substation	2017	25	42	67	67	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2017	361	387	748	748	—	—	—
– Horne Payne Substation project	2018	3	91	94	94
– John Hart generating station replacement	2019	367	726	1,093	1,093	—	—	—
– Cheakamus Unit 1 and Unit 2 generator replacement	2019	5	69	74	74	—	—	—
– G.M. Shrum Units 1-10 Control System upgrade	2021	6	57	63	63	—	—	—
– Site C clean energy project	2024	522	8,253	8,775	8,775	—	—	—
Columbia River power projects
– Waneta Dam power expansion [2,3]	2018	322	23	345	345	—	—	—
Total power generation and transmission		5,479	10,321	15,800	15,354	—	130	316
Other
British Columbia Lottery Corporation
– Gaming management system [2]	2015	93	1	94	94	—	—	—
Insurance Corporation of British Columbia
– Business transformation program	2016	257	62	319	319	—	—	—
Total other		350	63	413	413	—	—	—
Total self-supported		9,120	10,412	19,532	19,086	—	130	316
Total $50 million projects		12,233	14,677	26,910	23,451	1,236	638	1,585

1      Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2      Assets have been put into service and only trailing costs remain.

3      Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating facility at the Waneta Dam south of Trail.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.14 2015/16 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2015/16			Actual	2015/16			Actual
($ millions)	Budget	Actual	Variance	2014/15	Budget	Forecast	Variance	2014/15
Taxpayer-supported debt
Provincial government operating	9,310	6,410	(2,900)	7,348	8,420	7,499	(921)	9,280
Other taxpayer-supported debt (mainly capital)
Education [2]
Post-secondary institutions [3]	4,608	4,561	(47)	7,383	4,686	4,711	25	4,518
School districts	7,784	7,745	(39)	4,433	7,956	7,947	(9)	7,600
	12,392	12,306	(86)	11,816	12,642	12,658	16	12,118
Health [2,4]	6,788	6,667	(121)	6,192	7,036	7,007	(29)	6,522
Highways and public transit
BC Transit	145	112	(33)	132	168	160	(8)	123
BC Transportation Financing Authority [5]	8,911	8,760	(151)	8,079	9,312	9,299	(13)	8,428
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
	11,230	11,046	(184)	10,385	11,654	11,633	(21)	10,725
Other
BC Immigrant Investment Fund	372	343	(29)	449	311	300	(11)	414
BC Pavilion Corporation	384	380	(4)	382	387	380	(7)	381
Provincial government general capital	1,869	1,782	(87)	1,473	1,995	1,950	(45)	1,698
Social housing [6]	746	666	(80)	721	706	669	(37)	715
Other [7]	31	26	(5)	31	31	25	(6)	27
	3,402	3,197	(205)	3,056	3,430	3,324	(106)	3,235
Total other taxpayer-supported	33,812	33,216	(596)	31,449	34,762	34,622	(140)	32,600
Total taxpayer-supported debt	43,122	39,626	(3,496)	38,797	43,182	42,121	(1,061)	41,880
Self-supported debt
Commercial Crown corporations
BC Hydro	17,354	17,234	(120)	16,446	18,013	17,674	(339)	16,544
BC Lotteries	155	151	(4)	165	155	146	(9)	140
Columbia Power Corporation	300	296	(4)	300	293	296	3	300
Columbia River power projects [8]	457	461	4	467	457	457	—	464
Post-secondary institutions’ subsidiaries	198	221	23	200	198	222	24	222
Transportation Investment Corporation (Port Mann)	3,351	3,370	19	3,271	3,371	3,382	11	3,335
Other	41	34	(7)	44	41	34	(7)	35
Total self-supported debt	21,856	21,767	(89)	20,893	22,528	22,211	(317)	21,040
Forecast allowance	—	—	—	—	250	250	—	—
Total provincial debt	64,978	61,393	(3,585)	59,690	65,960	64,582	(1,378)	62,920

1      Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

2      Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3      Post-secondary instituitions’ debt includes public-private partnership obligations of $nil for the six months ended September 30, 2014, $12 million for the six months ended September 30, 2015, $7 million for fiscal 2014/15 and $31 million for fiscal 2015/16.

4      Health facilities’ debt includes public-private partnership obligations of $1,190 million for the six months ended September 30, 2014, $1,317 million for the six months ended September 30, 2015, $1,272 million for fiscal 2014/15 and $1,433 million for fiscal 2015/16.

5      BC Transportation Financing Authority debt includes public-private partnership obligations of $1,079 million for the six months ended September 30, 2014, $1,153 million for the six months ended September 30, 2015, $1,130 million for fiscal 2014/15 and $1,167 million for fiscal 2015/16.

6      Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $63 million for the six months ended September 30, 2014, $81 million for the six months ended September 30, 2015, $66 million for fiscal 2014/15 and $89 million for fiscal 2015/16.

7      Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

8      Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2015/16

Updated Financial Forecast

Table 1.15 2015/16 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2015	2015	2016
Financial assets
Cash and temporary investments	3,676	3,611	2,326
Other financial assets	9,136	9,099	9,119
Sinking funds	977	1,012	1,004
Investments in commercial Crown corporations:
Retained earnings	8,271	7,883	7,968
Recoverable capital loans	20,317	21,048	21,496
	28,588	28,931	29,464
	42,377	42,653	41,913
Liabilities
Accounts payable and accrued liabilities	8,312	8,184	8,187
Deferred revenue	9,809	10,753	9,465
Debt:
Taxpayer-supported debt	41,880	39,626	42,121
Self-supported debt	21,040	21,767	22,211
Forecast allowance	—	—	250
Total provincial debt	62,920	61,393	64,582
Add: debt offset by sinking funds	977	1,012	1,004
Less: guarantees and non-guaranteed debt	(739)	(734)	(730)
Financial statement debt	63,158	61,671	64,856
	81,279	80,608	82,508
Net liabilities	(38,902)	(37,955)	(40,595)
Capital and other non-financial assets
Tangible capital assets	39,028	39,445	40,547
Other non-financial assets	3,126	3,090	3,182
	42,154	42,535	43,729
Accumulated surplus	3,252	4,580	3,134

Changes in Financial Position

		Year-to-Date	Forecast
		September 30,	March 31,
($ millions)		2015	2016

(Surplus) deficit for the period		(1,620)	(265)
Comprehensive income (increase) decrease		292	383
(Increase) decrease in accumulated surplus		(1,328)	118
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments		1,487	3,693
Less: amortization and other accounting changes		(1,070)	(2,174)
Change in net capital assets		417	1,519
Increase (decrease) in other non-financial assets		(36)	56
		381	1,575
Increase (decrease) in net liabilities		(947)	1,693
Investment and working capital changes:
Increase (reduction) in cash and temporary investments		(65)	(1,350)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings		(388)	(303)
Self-supported capital investments		1,071	2,522
Less: loan repayments and other accounting changes		(340)	(1,343)
		343	876
Other working capital changes		(818)	479
		(540)	5
Increase (decrease) in financial statement debt		(1,487)	1,698
(Increase) decrease in sinking fund debt		(35)	(27)
Increase (decrease) in guarantees and non-guaranteed debt		(5)	(9)
Increase (decrease) in total provincial debt		(1,527)	1,662

Second Quarterly Report 2015/16

PART TWO — ECONOMIC REVIEW AND OUTLOOK [1]

2015/16 Second Quarterly Report	November 24, 2015

Summary

•        In the first Quarterly Report, the Ministry of Finance forecast BC’s real GDP to grow by 2.0 per cent in 2015 and 2.4 per cent in 2016. The private sector outlook for 2016 has decreased slightly since that time and the Ministry’s forecast for BC in both years remains prudent compared to the average private sector projection.

•        BC’s economy has experienced steady growth so far in 2015 in some of its key sectors, including retail sales and housing. However, exports and inflation in BC have been modest.

•        Downside risks to BC’s economic outlook include the potential for a slowdown in North American economic activity, ongoing fragility in Europe, and slower than anticipated Asian demand, particularly in China. Additional risks include a fluctuating Canadian dollar and weak inflation.

British Columbia outlook — comparison to private sector forecasts

Chart 2.1 Ministry forecast for BC remains prudent

Private sector projections for BC’s economic growth have changed slightly over the last several months. At the time of the first Quarterly Report, the private sector anticipated that BC’s real GDP would expand by 2.2 per cent in 2015 and 2.7 per cent in 2016. As of November 12, 2015, the average forecast was unchanged for 2015 and down 0.1 percentage points for 2016. However, BC ranks first amongst the provinces for expected growth in both years. The Ministry of Finance forecast for BC economic growth of 2.0 per cent in 2015 and 2.4 per cent in 2016 remains prudent compared to the current average private sector outlook.

1       Reflects information available as of November 12, 2015, unless otherwise indicated.

Second Quarterly Report 2015/16

Economic Review and Outlook

British Columbia economic activity

Indicators of BC’s economic performance so far in 2015 generally reveal steady economic activity relative to the same period in 2014 (as illustrated in Table 2.1), with the exception of exports.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2015	Jul. to Sep. 2015	Jan. to Sep. 2015
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2015	Apr. to Jun. 2015	Jan. to Sep. 2014
	Per cent change
Employment	-0.1	+1.1	+0.8
Manufacturing shipments[1]	-1.4	+1.1	+4.3
Exports	+1.4	+0.3	+0.6
Retail sales[1]	+1.9	+0.9	+7.2
Housing starts	+16.4	-5.1	+9.4
Non-residential building permits	+14.0	+2.6	+15.9

1 Data to August

Labour market

Employment increased 1.0 per cent (or 23,500 jobs) year-to-date to October compared to the same period last year. This increase in employment is the result of a gain of around 45,600 more full-time jobs offsetting a loss of around 22,100 part-time jobs so far this year.

Chart 2.2 BC employment

Year-to-date employment gains occurred primarily in health care and social assistance (+15,700 jobs), manufacturing (+10,200 jobs) and transportation and warehousing (+7,600 jobs). Declines in employment were concentrated in finance, insurance, real estate and leasing (-7,100 jobs), trade (-6,800 jobs) and accommodation and food services (-6,400 jobs).

Second Quarterly Report 2015/16

Economic Review and Outlook

BC’s monthly unemployment rate was 6.3 per cent in October 2015, unchanged from the previous month. The rate averaged 6.0 per cent year-to-date to October, 0.2 percentage points below its average during the same period of 2014. Meanwhile, BC’s labour force increased 0.9 per cent on a year-to-date basis.

Consumer spending and housing

Retail sales have been a source of strength in BC’s economy this year. During the first eight months of 2015, sales increased by a robust 7.2 per cent compared to the same period last year. Gains over this period were broad-based, with notable increases observed at motor vehicle and parts dealers, food and beverage stores, and building material and garden equipment and supplies stores. Meanwhile, the only retail segment to see lower sales year-to-date to August was gasoline stations, due to lower prices relative to the same period last year. Interprovincial migration and low interest rates have supported domestic demand, while the low Canadian dollar has been lifting retail sales through increased tourism.

Chart 2.3 BC retail sales

BC’s annual inflation rate was 1.1 per cent in the third quarter of 2015 after registering 0.7 per cent and 0.8 per cent in the previous two quarters, respectively. Overall, consumer prices in BC increased by 0.9 per cent through the first nine months of 2015 compared to January through September 2014. Over this period, inflation was relatively strong for food and clothing, while prices for gasoline and natural gas fell sharply. Overall inflation has been modest since mid-2014, weighed down by falling energy prices.

BC housing starts averaged about 31,400 annualized units through the first ten months of 2015, a 12.6 per cent gain compared to the same period in 2014. Housing starts activity moderated slightly in the third quarter of 2015 following a post-recession high set in the second quarter. The year-to-date increase reflects solid growth in both the single-family and multi-family components. Meanwhile, residential building permits (a leading indicator of new housing activity) advanced by 29.0 per cent year-to-date to September 2015 compared to the same period last year, suggesting that strength may continue in BC homebuilding in the near future.

Second Quarterly Report 2015/16

Economic Review and Outlook

Chart 2.4 BC housing starts

Home sales in BC advanced through the first nine months of 2015, climbing 20.0 per cent year-to-date to September compared to the same period of last year. At the same time, the average home price during this period was around $621,200, a gain of 9.8 per cent. Low mortgage rates are partly responsible for the strong housing market activity this year.

The value of total non-residential building permits rose 15.9 per cent year-to-date to September relative to the same period last year. Year-to-date gains were seen in commercial permits (+17.9 per cent) and industrial permits (+42.2 per cent), while institutional and government permits (+0.0 per cent) were unchanged.

External trade and commodity markets

BC’s exports moderated through the first nine months of 2015, with the value of BC’s international merchandise exports increasing by 0.6 per cent compared to the same period last year. Growth has been uneven so far this year with major year-to-date gains in exports of forestry products and building and packaging materials (+5.0 per cent), consumer goods (+19.2 per cent) and farm, fishing and intermediate food products (+24.5 per cent), offsetting declines in exports of energy products (-23.4 per cent) and metal ores and non-metallic minerals (-7.6 per cent). Exporters have benefited from steady economic activity in the US, with American exports up 5.0 per cent year-to-date to September. However, BC exports to China (-3.5 per cent) and Japan (-4.8 per cent) fell over the same period.

Shipments of manufactured goods in BC improved from January through August 2015, up 4.3 per cent compared to the first eight months of 2014.  The year-to-date gain was driven by a sizable increase in food manufacturing (+16.3 per cent). Other gains were broad-based, with the only decline occurring in electrical equipment, appliance and component manufacturing shipments (-6.5 per cent).

Second Quarterly Report 2015/16

Economic Review and Outlook

Chart 2.5 BC exports

Prices for most forestry and energy products have fallen in the first ten months of 2015 compared to last year. Global commodity prices in general are expected to remain volatile in the near-term due to ongoing global economic uncertainty, as well as the slowing growth and rebalancing of the Chinese economy.

The price of spruce-pine-fir (SPF) lumber has fallen over the last year. Year-to-date to October, the price of lumber averaged $284 US/000 board feet, a decline of 20.0 per cent compared to the first ten months of 2014. The price of lumber was $332 US/000 board feet in January 2015 and has trended downwards through the year, reaching $258 US/000 board feet in October.

The average price of pulp has either declined or remained flat on a monthly basis so far in 2015. After beginning the year at $915 US per tonne, the average price of pulp was about $830 US per tonne as of October. Year-to-date to October 2015, pulp prices averaged around $858 US per tonne, a 7.1 per cent decrease compared to the first ten months of 2014.

Oil prices dropped more than 50 per cent from mid-June 2014 through early 2015 and have fluctuated around low levels in recent months, hitting a post-recession low of $38.22 US per barrel in August. The daily West Texas Intermediate (WTI) oil price averaged $50.45 US per barrel year-to-date to October, down from $98.27 US per barrel during the same period of 2014. Similarly, the price of natural gas has fallen since early 2015. The Plant Inlet price averaged $1.42 C/GJ year-to-date to October — down significantly from the $3.27 C/GJ observed during the same period a year ago.

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Economic Review and Outlook

Risks to the economic outlook

Risks to the BC economic outlook continue to be weighted to the downside. The main risks to the current outlook include the following:

•        potential for a slowdown in domestic and Canadian economic activity;

•        renewed weakness in the US economic recovery, particularly as interest rates increase;

•        fragility in Europe as governments and the financial system deal with elevated sovereign debt alongside a weak economic recovery;

•        slower than anticipated economic activity in Asia, particularly in China, resulting in weaker demand for BC’s exports and downward pressure on global commodity prices;

•        weaker than expected inflation; and

•        exchange rate volatility.

External environment

United States

According to the advance (i.e. first) estimate, US real GDP grew by an annualized 1.5 per cent in the July to September quarter of 2015. This growth rate is slower than the 3.9 per cent gain observed in the previous quarter when the US economy was rebounding from a weak January to March quarter (that was affected by a severe winter and port disruptions). The slower growth in the July to September period reflected businesses drawing down inventories, while exports slowed sharply. However, consumer spending has been above 3.0 per cent annualized growth in the past two quarters. As such, private sector analysts expect that the third quarter slowdown is likely temporary. Risks to the US outlook remain, and there are concerns that US exports will continue to weaken due to slowdowns in key export markets and the more expensive US dollar.

Year-to-date to October, the US economy created an average of 206,200 jobs each month, with the level of employment up 2.2 per cent compared to the same period in 2014. While employment gains have been steady, the US economy has added fewer than 200,000 jobs in four of the last eight months, after registering twelve consecutive months

Chart 2.6 US economic growth

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Economic Review and Outlook

of adding more than 200,000 jobs per month. The US unemployment rate trended downward through the first ten months of 2015, reaching 5.0 per cent in October. However, the US labour force participation rate (the proportion of working-age civilians that are employed or seeking work) has deteriorated steadily since the latter part of 2008 and is currently at its lowest rate in over 35 years.

Chart 2.7 US employment

The American housing market continued to improve through the first nine months of 2015. Following an 8.5 per cent annual gain last year, US housing starts averaged almost 1.1 million annualized units year-to-date to September 2015. This represents an 11.9 per cent increase in residential construction compared to the same period last year, but is still below the historical average pace of about 1.4 million annualized starts.

Chart 2.8 US housing starts

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Economic Review and Outlook

US home sales have exhibited a positive trend through the first nine months of 2015. New home sales averaged around 504,600 annualized units year-to-date to September, up 17.5 per cent over the first nine months of last year. Existing home sales averaged 5.2 million annualized units year-to-date to September, up 7.7 per cent compared to the same period of 2014. However, national home prices are 5.0 per cent below their pre-recession peak and about 8.7 per cent of all American mortgages had negative equity (where the home value is lower than the mortgage amount owing) as of the second quarter of 2015. Despite a highly accommodative interest rate environment, the US housing market has not fully recovered. Furthermore, housing market activity may face downward pressure when interest rates rise.

US retail sales increased by 2.3 per cent year-to-date to September compared to the same period last year. Confidence among American consumers has been uneven so far this year. Most recently, the Conference Board’s index of consumer confidence fell sharply in October to 97.6, after hitting a seven-month high in September of 102.6.

Consensus Economics forecasters have increased their average US real GDP forecast for 2015 since the first Quarterly Report. The November Consensus survey projects growth of 2.4 per cent for 2015, 0.1 percentage points higher than the August forecast. Meanwhile, the outlook for US real GDP growth in 2016 was downgraded by 0.1 percentage points to 2.6 per cent from August to November.

Chart 2.9 Consensus outlook for the US in 2015

Canada

Canadian real GDP contracted in the first two quarters of 2015, declining by an annualized rate of 0.8 per cent in the January to March quarter and by 0.5 per cent in the April to June quarter. However, the downturn has not been widespread and has been concentrated in the energy and energy-related sectors. In addition, the contraction in the first half of the year was largely attributable to a reduction in business investment and weak growth in exports as soft commodity prices weighed down growth. While GDP growth has slipped, the Canadian economy is not exhibiting the characteristics of a broad-based contraction. As such, many analysts expect the Canadian economy to resume growth (albeit modest) in the latter part of 2015.

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Economic Review and Outlook

Canada’s domestic economic activity has been moderate in 2015. Canada’s economy created an average of around 17,100 jobs per month in the first ten months of the year. The level of employment increased 0.9 per cent year-to-date to October compared to the same period last year. The unemployment rate averaged 6.9 per cent so far this year, down 0.1 percentage points compared to the first ten months of 2014. Meanwhile, homebuilding expanded by 2.5 per cent year-to-date to October 2015. National home sales and average home prices have also increased year-to-date, with sales up 4.5 per cent and prices increasing 7.8 per cent compared to the first nine months of 2014. Also domestically, retail sales were up 2.2 per cent year-to-date to August compared to the same period of 2014.

Softer global demand and weak commodity prices during the first nine months of 2015 led to a 2.2 per cent decline in the value of Canadian merchandise exports compared to the same period of 2014. A sharp decline in the value of energy product exports (-29.0 per cent) more than offset otherwise broad-based gains across export categories year-to-date to September. In addition, shipments of Canadian manufactured goods fell 1.1 per cent year-to-date to August compared to the same period of last year.

Since the first Quarterly Report, Consensus forecasts for the Canadian economy in 2015 have been unchanged at 1.1 per cent growth for this year. Meanwhile, private sector economists have revised their average forecast down 0.1 percentage points for the Canadian economy in 2016, with the November Consensus expecting Canada’s real GDP to grow by 2.0 per cent.

Chart 2.10 Consensus outlook for Canada in 2015

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Economic Review and Outlook

Europe

After growing by an annualized 2.1 per cent in the January to March period, the euro zone economy expanded by 1.4 per cent in the April to June period. The second quarter gain was broad-based among member states, with only Luxembourg reporting a decline in GDP. The euro zone’s unemployment rate sat at 10.8 per cent in September and has seen modest improvements through 2015 so far. The region’s youth unemployment remains elevated, fluctuating around 22 per cent from January through September. While industrial production in the region is up 1.3 per cent year-to-date to September, activity has slowed in recent months, a result analysts attributed to waning Chinese demand for European exports. Meanwhile, inflation in the euro zone remains muted, largely due to falling energy prices.

In October, the European Central Bank (ECB) decided to keep its key benchmark interest rate unchanged at low levels and maintain its quantitative easing program, which includes the purchase of 60 billion euros worth of European assets each month. Concerns over emerging market growth prospects, along with potential repercussions from financial and commodity market volatility were identified by the ECB as downside risks to European inflation and economic growth. As such, the ECB announced that the scale of the quantitative easing program could be increased in the future, if necessary.

Private sector forecasters continue to project modest growth for the euro zone economy in 2015. In its November publication, Consensus Economics called for 1.5 per cent growth in 2015, unchanged from the August publication. The November Consensus forecast for 2016 growth was for 1.7 per cent growth, 0.1 percentage points lower than it had been in August.

Chart 2.11 Consensus outlook for the euro zone in 2015

China

China’s economy expanded by 6.9 per cent (year-over-year) in the third quarter of 2015, following growth of 7.0 per cent (year-over-year) in both the first and second quarters. The Chinese economy has been gradually decelerating since early 2010 and the real GDP growth rate observed in the third quarter of 2015 was the slowest since 2009. Analysts

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noted that service and consumption growth had helped mitigate slowing manufacturing and export growth in the third quarter, reflecting progress in the rebalancing of growth away from fixed investment and manufacturing towards consumption and services. Year-to-date to October, retail sales rose 10.6 per cent, while industrial production rose 6.1 per cent compared to the same period in 2014.

Chinese authorities have responded to the slowdown in economic growth by introducing several policy measures. For example, various infrastructure spending programs have been initiated and interest rates have been reduced six times since November 2014 (with the latest decrease announced in October 2015). Meanwhile, the central bank changed its exchange rate guidance in August, which resulted in a depreciation of the renminbi.

From August to November, the Consensus forecast for China’s real GDP growth was unchanged at 6.9 per cent for 2015, and decreased by 0.2 percentage points to 6.5 per cent for 2016. In the November publication, Consensus analysts noted that in the government’s new five-year plan, economic growth of more than 6.5 per cent was expected annually from 2016 to 2020. In the previous five-year plan, growth of around 7.0 per cent was expected from 2011 to 2015.

Financial markets

Interest rates

In October, the Bank of Canada announced that it will hold its target for the overnight rate at 0.50 per cent. The rate began the year at 1.00 per cent and was reduced by 25 basis points in both January and July. In its October Monetary Policy Report, the Bank downgraded its 2016 and 2017 economic forecasts for Canada, US, Japan and China. The Bank expects that the Canadian economy will return to full capacity, and inflation to its 2.0 per cent target, around mid-2017. Most private sector forecasters expect the Bank to postpone increasing interest rates until at least the last quarter of 2016.

Chart 2.12 Interest rate forecasts

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Economic Review and Outlook

The US Federal Reserve (Fed) held its intended federal funds rate in the 0.00 to 0.25 per cent range at its most recent meeting in October, where it has remained since December 2008. At its October meeting, the Fed noted that inflation continued to run below the 2.0 per cent target, partly reflecting declines in energy prices and non-energy import prices. Furthermore, Federal Reserve policymakers noted that the pace of job gains had slowed in the previous months. As such, the Fed anticipated that it will increase the target for the federal funds rate when it sees further improvement in the labour market and progress towards its inflation target. Private sector analysts are divided as to whether the Fed will raise the federal funds rate before the end of the year.

The average of private sector forecasters’ views on Canadian short-term interest rates (three-month Treasury bills) as of October 19, 2015 indicates that three-month rates will average 0.5 per cent in both 2015 and 2016. The same forecasters project ten-year Government of Canada bonds to average 1.5 per cent in 2015 and 2.0 per cent the following year.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2015	2016	2015	2016
IHS Global Insight	0.5	0.5	1.6	2.2
CIBC	0.5	0.5	1.5	2.0
Bank of Montreal	0.5	0.4	1.5	1.8
Scotiabank	0.5	0.6	1.5	2.2
TD Economics	0.5	0.5	1.5	1.9
RBC Capital Markets	0.5	0.6	1.5	2.1
Average (as of October 19, 2015)	0.5	0.5	1.5	2.0

Exchange rate

Weakness in the Canadian dollar has continued so far in 2015, largely owing to the sustained pullback in commodity prices alongside a gradual recovery of the US economy. The loonie averaged 79.1 US cents during the first ten months of 2015, significantly lower than the 91.2 US cents average observed during the same period last year.

Chart 2.13 Private sector expectations for the Canadian dollar

* Based on the average of Private Sector forecasts as of October 19, 2015 (BMO, CIBC, IHS Global Insight, RBC, Scotiabank and TD).

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As of October 19, 2015, an average of six private sector forecasts calls for the Canadian dollar to average 78.2 US cents in 2015 and 75.2 US cents in 2016.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2015	2016
IHS Global Insight	78.1	76.0
CIBC	78.4	75.9
Bank of Montreal	78.4	76.4
Scotiabank	78.0	73.9
TD Economics	78.4	73.8
RBC Capital Markets	78.2	75.3
Average (as of October 19, 2015)	78.2	75.2

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Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial GDP for 2014 on November 10, 2015.

British Columbia’s real GDP increased by 3.2 per cent in 2014, following a gain of 2.1 per cent the previous year. BC registered the second strongest growth rate among provinces last year, behind only Alberta (4.8 per cent). Overall, the Canadian economy grew by 2.5 per cent in 2014.

Chart 1 — Real GDP in Canadian provinces

BC’s main real GDP expenditure categories all experienced positive growth in 2014, with the exception of government spending (Federal, Provincial, Local and Aboriginal), which fell by 0.3 per cent on the year following flat growth in the previous year. Household final consumption expenditures increased by 3.5 per cent in 2014 after increasing 2.4 per cent in 2013, while gross fixed capital formation registered a 6.2 per cent gain on the year following a decline of 6.4 per cent in 2013. The pace of growth slowed for exports of goods and services, which increased by 2.7 per cent in 2014 following a gain of 3.6 per cent the previous year. Meanwhile, imports of goods and services increased 4.7 per cent last year after decreasing 1.9 per cent in 2013.

Real GDP

Annual growth in BC’s real GDP from 2011 to 2014 is illustrated in Chart 2. The latest data incorporate historical revisions to real GDP back to 1981. The level of BC’s 2013 real GDP is now estimated to be $215.9 billion, 0.3 per cent higher than the previous estimate of $215.2 billion, due to the cumulative effect of the revisions.

Chart 2 — BC real GDP

Nominal GDP

Chart 3 depicts BC’s nominal GDP in recent years (in levels). Nominal GDP increased by $10.6 billion (or 4.7 per cent) in 2014, after growing by $5.2 billion (or 2.3 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions to nominal GDP, with a notable downward revision to 2013 nominal GDP from $229.7 billion (an increase of 3.2 per cent over the 2012 level) to $226.6 billion (an annual increase of 2.3 per cent).

Chart 3 — BC nominal GDP

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